Exhibit 99.1

Theratechnologies Announces Results for Fiscal Year 2011
Montreal, Canada – February 8, 2012 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced its financial results for the fiscal year ended November 30, 2011.
2011 Financial Highlights
• Consolidated revenues of $14,928,000
• R&D expenses decreased by 21.8% to $10,992,000
• Strong cash position with $37,133,000 available at year-end

Commenting on Theratechnologies’ performance last year, John-Michel T. Huss, President and Chief Executive Officer, stated: “2011 was a year of change and transformation for Theratechnologies. We achieved measurable progress on several fronts as we continued to maximize the commercial potential of EGRIFTATM and to work on the development of a second generation growth-hormone releasing factor.

“Like the rest of the biotech industry, we also faced our fair share of challenges, and we took decisive actions to address them. As a result, Theratechnologies is a leaner and more focused organization and we are well positioned to carry out our 2012 business plan,” added Mr. Huss.

“Thanks to a steady increase in revenues from the first year of sales of EGRIFTATM in the U.S., the refocusing of our R&D activities, and our conservative cash management, we are in an enviable financial position. We ended the year on solid financial footing, with over $37 million in cash on hand,” concluded Luc Tanguay, Senior Executive Vice President and Chief Financial Officer of Theratechnologies.

2011 Operating Results

The financial highlights presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”) and audited consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A for the fiscal year ended November 30, 2011, and the audited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars.

For the 12-month period ended November 30, 2011:

Consolidated revenue for the year ended November 30, 2011 amounted to $14,928,000 compared to $31,868,000 in 2010. Revenue in 2010 included a milestone payment of $25,000,000 received from EMD Serono on November 30, 2010 associated with the satisfaction of the condition of approval of EGRIFTATM by the FDA. Revenue in 2011 includes revenue generated from the sales of EGRIFTATM to EMD Serono for re-sale and royalties received from EMD Serono on U.S. sales to customers. There were no product sales or royalties received from EMD Serono in 2010.

Under the terms of our agreement, we supply EGRIFTATM to EMD Serono for resale. The revenue generated from these sales amounted to $8,351,000 in Fiscal 2011.

Royalties on sales are paid quarterly in arrears based on the calendar year. In fiscal 2011, we received royalty and license fees revenue of $1,423,000, principally from EMD Serono for the selling period from January 1, 2011 to September 30, 2011. Royalty revenue grew throughout the year due to an increase in the prescription base, which includes both new and repeat prescriptions.

Revenue also includes the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono in 2008. For the year ended November 30, 2011, an amount of $5,134,000 was recognized as revenue related to this transaction, compared to $6,846,000 in 2010. The lower amount for the current year reflects a change in the service period attributed to the initial payment. Prior to the second quarter of 2011, the initial payment was to be fully amortized by year-end 2012. However, the addition of some further development work has caused us to extend the service period to year-end 2013. At November 30, 2011, the remaining deferred revenue related to this transaction recorded on the consolidated statement of financial position amounted to $8,558,000.

For the year ended November 30, 2011, the cost of sales of EGRIFTATM totalled $9,146,000. There were no EGRIFTATM sales in fiscal 2010; however, we began production through our third-party suppliers late in that year in anticipation of the EGRIFTATM launch in the United States. Costs related to this activity and other unallocated costs related to the start-up of the manufacturing process amounted to $469,000 in 2010.

The cost of sales slightly exceeded sales revenue in 2011. EGRIFTATM sales are expected to become profitable when our old inventory is depleted and when the costs associated with validating additional suppliers are behind us. Cost of sales is detailed in note 7 “Cost of sales” of our audited consolidated financial statements for the year ended November 30, 2011.

R&D expenses, net of tax credits, totalled $10,992,000 for the year ended November 30, 2011 compared to $14,064,000 in 2010, a decrease of 21.8%. R&D expenses incurred in 2011 were related to the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTATM and to the development of novel GRF peptides. R&D expenses also include the cost of filing an NDS in Canada, all regulatory and clinical activities to support our three commercial partners, and follow-up on post-approval commitments made to the FDA. R&D expenses incurred in 2010 were mainly related to the pursuit of the regulatory approval of EGRIFTATM by the FDA. The lower R&D expenses in 2011 are due to changes in the nature of the activities undertaken, the staff reductions implemented in June, as well as lower bonus payments.

Selling and market development expenses amounted to $2,019,000 for the year ended November 30, 2011, compared to $2,670,000 in 2010, a decrease of 24.4%. The decrease reflects the execution of distribution and licensing agreements with

Sanofi and Ferrer in the first quarter of 2011, which transferred responsibility for all marketing expenses to these licensees as well as lower bonus payments. Current selling and market development expenses are largely associated with the management of the agreements with our three commercial partners.

General and administrative expenses amounted to $10,823,000 in 2011 compared to $8,002,000 in 2010. The higher expenses in 2011 include $1,881,000 in costs associated with the planned public offering of shares, costs related to the change in leadership of the Company, and the cost of listing our shares on NASDAQ. These increased expenses were partially offset by staff reductions and lower bonus payments.

Following a re-evaluation of our R&D business model, we announced a restructuring on June 2, 2011 aimed at relying more on external partners in both the private and public sectors in order to bring our R&D projects forward. The restructuring led to a workforce reduction of 25% affecting 24 of our 95 employees. As a result, we incurred restructuring costs of $716,000 in the third quarter of 2011. The restructuring resulted in a reduction in payroll expenses of approximately $1,000,000 for Fiscal 2011.

Finance income for the year ended November 30, 2011 was $1,602,000 compared to $1,888,000 in 2010. Interest revenues for 2011 were generally lower than 2010 due to a gradual decline in the portfolio size as investments were used to fund operations.

Finance costs for 2011 were $636,000 compared to finance income of $493,000 in 2010. The finance costs in 2011 include a foreign exchange loss incurred in the first quarter, upon receipt and conversion to Canadian dollars of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at the more favorable exchange rate in effect at the November 30, 2010 fiscal year-end resulting in a prior-year exchange gain of $511,000 in Fiscal 2010.

Taking into account the revenue and expenses described above, we recorded a net loss of $17,730,000, or $0.29 per share, in 2011 compared to a net profit of $8,930,000, or $0.15 per share, in 2010. The net profit in 2010 was principally due to milestone-payment revenue of US $25,000,000 related to the collaboration and licensing agreement with EMD Serono.

We completed fiscal 2011 with a strong liquidity position of $37,133,000, consisting of $36,787,000 of cash and bonds and $346,000 of tax credits and grants receivable.

On December 7, 2011, we announced that we were discontinuing our clinical program evaluating tesamorelin in muscle wasting associated with COPD, resulting in the lay-off of 37 employees; and that we were accelerating the development of our new GRF peptide. We estimated that these initiatives would translate into cost savings of approximately $10,000,000 in 2012.

Following the announcement, further analysis by management concluded that after the restructuring the Company will occupy approximately fifty percent of the premises it previously occupied under the lease. An onerous lease provision of $4,055,000 is therefore expected to be recorded in the first quarter of 2012.

Conference Call Details

A conference call will be held today at 8:30 a.m. ET to discuss the results. The call will be hosted by John-Michel T. Huss, President and Chief Executive Officer, and Luc Tanguay, Senior Executive Vice President and Chief Financial Officer. The conference call is open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-754-1346 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until February 22, 2012, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21576159.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. For more information about Theratechnologies, please visit www.theratech.com. Additional information, including the public documents filed by Theratechnologies, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the maximization of the commercial value of EGRIFTATM, the timeline regarding the depletion of our old inventory of stock and our ability to discover and develop a second generation growth-hormone releasing factor (“GRF”).

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in various territories outside the United States, that no additional clinical studies will be required to obtain these regulatory approvals, that EGRIFTATM will be accepted by the marketplace in these territories and will be on the list of reimbursed drugs by third-party payers in these territories, that the relationship with our commercial partners and third-party suppliers will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet demand and on a timely basis, that we will have the capacity to discover and develop a second generation GRF and that the prescription base in the United States for EGRIFTATM will continue to grow, that our estimates of cost savings related to payroll reductions are accurate, and that our old inventory of stock will soon be depleted. These risks and uncertainties include, but are not limited to, the risk that tesamorelin is not approved in all or some of the territories where our commercial partners have or will file marketing applications, that revenues and royalties generated from sales of EGRIFTATM are lower than anticipated, that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, that the supply of EGRIFTATM to our commercial partners is delayed or suspended as a result of problems with our third-party suppliers, that EGRIFTATM is withdrawn from the market as a result of defects or recalls, that our intellectual property is not adequately protected, that even if approved, EGRIFTATM is not accepted in the marketplace or is not on the list of reimbursed drugs by third-party payers, that the cost savings anticipated following our restructuring do not materialize, and that we are unable to discover and develop a second generation GRF.

We refer potential investors to the “Risks and Uncertainties” section of our Management’s Discussion and Analysis available at www.sedar.com and at www.sec.gov under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

-30-

Contact:

Roch Landriault
NATIONAL Public Relations
Phone: 514 843-2345

5